                                                                 [GARTMORE LOGO]

Via EDGAR Correspondence

November 8, 2005

Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
Stop Office 05-06
100 F Street, N.E.
Washington, D. C.  20549-0506
(202) 551-6750
burakt@sec.gov

         Subject:     Comments to Gartmore Variable Insurance Trust's Annual
                      Form N-CSR for the Fiscal Year Ended December 31, 2004

Dear Mr. Burak:

     On Thursday, October 6, 2005, we received comments from you, via telephone, regarding the Form N-CSR filed by Gartmore Variable Insurance Trust ("GVIT") for
GVIT's fiscal year ended December 31, 2004 (hereinafter,  the "Comments").  GVIT is an open-end  management  investment  company  consisting  of multiple  series
(hereinafter,  the  "Funds"  or the "GVIT  Funds")  that are  managed  by either
Gartmore  Mutual Fund Capital Trust or Gartmore  Global Asset  Management  Trust
(collectively,  "Gartmore"  or the  "Advisers,"  unless noted  otherwise).  With respect to some of the Funds,  the  Advisers  supervise  subadvisers  who manage these Funds on a day-to-day basis.

     You have  requested in your October 6, 2005  Comments  that the Comments be applied on a going-forward basis, as appropriate,  and that written responses be filed via EDGAR  correspondence  within  approximately  thirty  (30) days.  This letter  is  intended  to  respond  to the  Comments  on behalf of GVIT and makes reference to certain  sections of and pages in the GVIT December 31, 2004 annual report as filed on Form N-CSR (hereinafter,  the "Annual Report") via EDGAR with the U.S.  Securities and Exchange  Commission  (the  "Commission")  on March 11,
2005.

     To assist you in your  review of our  responses  to the  Comments,  we have included each Comment immediately before our response to that Comment.

Mr. Tony Burak
November 8, 2005

1.   Cover Page: 1940 Act File Number: The number provided for GVIT's Investment
     Company Act File Number (i.e.,  002-73024) is GVIT's Securities Act of 1933
     File Number.  Please provide the correct GVIT  Investment  Company Act File
     Number.

     Response: We will provide GVIT's correct Investment Company Act File Number
     (i.e., 811-03213) going forward.

2.   Item I: Statement  Regarding  Availability of Quarterly Portfolio Schedule:
     This statement  represents  that the GVIT Funds' Forms N-Q are available on
     Gartmore's website, however the Commission staff was not able to locate the
     GVIT Funds' Forms N-Q on Gartmore's  website.  Please confirm that the GVIT
     Funds'  Forms  N-Q are  available  on  Gartmore's  website  or,  if not yet available,  advise when these  Forms N-Q will be  available  on  Gartmore's website.

     Response:  The  information on Forms N-Q for GVIT is now (and going forward
     will   continue   to  be   made)   available   to  GVIT   shareholders   on
     www.gartmorefunds.com  and also will  continue  to be made  available  upon request without charge).

3.   Item I: Fund  Performance & Shareholder  Expense Example -- All GVIT Funds:
     Variable  insurance  contracts  impose sales  charges and other charges and expenses on variable  insurance  contract holders.  These sales charges and other  charges and expenses are  described in variable  insurance  contract prospectuses, as opposed to in the prospectuses for the underlying funds in which  these  insurance  contracts  invest.  Industry  best  practice is to disclose in annual and semi-annual  reports to fund shareholders under both the "Performance" discussion and the "Shareholder Expense Example" that the respective performance and expense calculations do not include charges that will be imposed by variable  insurance  contracts that have invested in the funds.  Please  confirm  that,  going  forward,  Gartmore will include this disclosure in GVIT annual and semi-annual  reports, as appropriate,  or, if not,  explain why Gartmore  does not intend to include this  disclosure  in these reports.

     Response: At the request of the Commission,  Gartmore,  going forward, will follow  industry  practice  and  include in GVIT's  annual and  semi-annual reports  on Form  N-CSR,  under  "Fund  Performance"  and the  "Shareholder
     Expense  Example,"  the  disclosure  that the  respective  performance  and expense calculations for the GVIT Funds do not include charges that will be imposed by  variable  insurance  contracts  that have  invested in the GVIT
     Funds.

Mr. Tony Burak
November 8, 2005

4.   Item I:  Statements of  Investments:  Securities  Lending:  For each of the
     following  seventeen  GVIT  Funds,   please  identify,   under  "Short-Term
     Securities   Held  As  Collateral  For  Securities   Lending,"  the  actual
     securities  on loan by the GVIT Fund as of the date of the  Annual  Report.
     See, e.g.,  Regulation S-X, at Article 4-08(b); FASB No. 140, at Paragraphs
     12 and 15; and AICPA Audit & Accounting Guidelines,  at Paragraphs 2.64 and
     7.27.

                  Gartmore GVIT Nationwide Fund
                  Gartmore GVIT Growth Fund
                  Gartmore GVIT Government Bond Fund
                  Gartmore GVIT Mid Cap Growth Fund
                  Comstock GVIT Value Fund
                  Federated GVIT High Income Bond Fund
                  GVIT Equity 500 Index Fund
                  Van Kampen GVIT Multi Sector Bond Fund
                  GVIT Small Cap Growth Fund
                  Gartmore GVIT Worldwide Leaders Fund
                  Dreyfus GVIT Mid Cap Index Fund
                  Gartmore GVIT Global Technology and Communications Fund
                  Gartmore GVIT Global Health Sciences Fund
                  Gartmore GVIT Emerging Markets Fund
                  Dreyfus GVIT International Value Fund
                  Gartmore GVIT U.S. Growth Leaders Fund
                  Gartmore GVIT Developing Markets Fund

     Going forward,  we will designate the actual securities on loan by the GVIT
     Funds at the date of the Annual  Report  with  footnote  disclosure  in the
     Statements of Investments (i.e., that a portion or all of the shares of the security currently are on loan).

5.   Item I:  Statements of Investments:  Restricted  Securities -- Money Market
     Funds: For each of the two GVIT Money Market Funds, please identify any and all  "Restricted  Securities"  held by the GVIT  Fund as of the date of the
     Annual Report. See Regulation S-X, at Article 12-12.6 (which sets forth the details required to be disclosed).

     Response:  Restricted  securities  are disclosed in the Annual Report under the  "Statement  of  Investments"  for these two GVIT Money  Market  Funds.
     Please  refer to footnote  (b) at page 151 of the Annual  Report  under the
     "Statement of Investments"  for the Gartmore GVIT Money Market Fund, and to
     footnote  (b) at page 153 of the  Annual  Report  under the  "Statement  of
     Investments"  for the  Gartmore  GVIT Money  Market  Fund II, each of which footnotes identifies

Mr. Tony Burak
November 8, 2005

     those  "Restricted  Securities"  held by each of the respective  GVIT Money
     Market Funds as of December 31, 2004.

     As the  Commission  Staff is aware,  registered  investment  companies  are subject to limitations  on their  investments  in illiquid  securities.  An illiquid  security is any security  which may not be sold or disposed of in the ordinary course of business within seven (7) days at approximately  the value at which the  investment  company has valued the  investment.  As set forth in the  Guidelines  to Form N-1A,  a registered  open-end  investment company  (i.e.,  a "mutual fund" or "fund") may invest no more than fifteen percent  (15%) of the fund's assets in illiquid  securities;  except that a money  market fund may invest no more than ten percent  (10%) of the fund's assets in illiquid  securities.  See, e.g.,  Investment Company Act Release
     No. 18612 (March 12, 1992); Investment Company Act Release No. 14983 (March
     12, 1986).  See also, e.g., Guide 4, "Types of Securities," to Registration
     Statement on Form N-1A; Letter To Paul Schott Stevens,  Investment  Company
     Institute, from Jack Murphy, SEC Division of Investment Management (May 26,
     1995).

     Please note that,  as applicable  to  registered  investment  companies and their advisers, the Commission Staff, in a no-action letter from the Staff, has deemed  certain  commercial  paper issued in reliance on the  exemption from registration in Section 4(2) of the Securities Act of 1933, as amended
     (the "1933 Act") (said commercial paper hereinafter referred to as "Section
     4(2) commercial  paper"),  and held by an investment  company, to be liquid if: (i) the Section 4(2)  commercial  paper is not traded flat or is not in default as to principal or to  interest;  (ii) the Section 4(2)  commercial paper is rated in one of the two highest rating  categories by at least two nationally-recognized  statistical  rating  organizations;  and  (iii)  the adviser  (pursuant  to  authority  delegated  by the board)  considers  the trading market for the specific security,  taking into account all relevant factors.  An investment  company's adviser may conditionally  determine for purposes of the 85% liquidity  requirements (90% liquidity requirements for money  market  funds)  that an issue of Section  4(2)  commercial  paper is liquid, whether or not this paper may be resold under Rule 144A, if certain conditions  are met. See Merrill Lynch Money  Markets,  Inc. (SEC Reference
     No. 93-684-CC, File No. 132-3, dated January 14, 1994).

     The "Restricted  Securities"  held by the Gartmore GVIT Money Market Funds:
     (i) are certain  commercial  paper issued in reliance on the exemption from registration in Section 4(2) of the 1933 Act (i.e., Section 4(2) commercial paper),  and,  as  indicated  in  footnote  (b)  under the  "Statements  of
     Investments," were deemed to be "liquid"  securities pursuant to procedures approved by the GVIT Board of Trustees (i.e..  the GVIT Board's  Guidelines
     For  the  Determination  of  the  Liquidity  of  Certain  Securities).  The
     "Restricted Securities" held by the Gartmore GVIT Money Market Funds,

Mr. Tony Burak
November 8, 2005

     however,  are not  "Rule  144A"  Restricted  Securities  (i.e.,  securities eligible for resale under Rule 144A of the 1933 Act).

6.   Item I:  Statements  of  Investments:  Warrants:  For each of the following three GVIT Funds,  please  identify any and all "Warrants" held by the GVIT
     Fund as of the date of the Annual  Report,  and note, as  appropriate  that these "Warrants" are "non-income producing securities."

                  Federated GVIT High Income Bond Fund
                  Van Kampen GVIT Multi Sector Bond Fund
                  GVIT Small Cap Value Fund

     Response:  We agree with this comment, and, going forward, we will identify any and all "Warrants" as non-income producing securities. Accordingly, for example, we would designate any and all "Warrants" as non-income  producing securities under the "Statement of Investments" with:

          i.   footnote (h) at page 178 of the Annual  Report for the  Federated
               GVIT High Income Bond Fund;

          ii.  footnote (b) at page 199 of the Annual  Report for the Van Kampen
               GVIT Multi Sector Bond Fund; and

          iii. footnote (b) at page 210 of the Annual  Report for the GVIT Small
               Cap Value Fund.

7.   Item I:  Statements of  Investments:  Participation  Notes -- Gartmore GVIT
     Developing  Markets Fund:  For the Gartmore GVIT  Developing  Markets Fund,
     please disclose,  under "Participation Notes," the interest rate payable in regard to the following  three  fixed-income  securities  held by this GVIT
     Fund.

                  Larsen & Toubro Ltd (due January 19, 2009)
                  Oil & Natural Gas Corp., Ltd (due October 31, 2005)
                  ITC Ltd (due April 7, 2030)

     Response: These three securities disclosed under the heading "Participation
     Notes" in the Statement of  Investments  for the Gartmore  GVIT  Developing
     Markets  Fund,  at page 250 of the  Annual  Report  -- as well as under the heading  "Participation  Notes" in the  Statement  of  Investments  for the
     Gartmore  GVIT  Emerging  Markets Fund, at page 229 of the Annual Report --
     are not  "fixed-income  securities,"  but rather are synthetic  instruments linked to equity securities (i.e., "equity-linked notes"). An equity-linked note  is a  security  that  combines  the  characteristics  of a  zero-  or low-coupon bond or

Mr. Tony Burak
November 8, 2005

     note with a return  component  based on the  performance of a single-equity security,  a basket of equity  securities,  or an equity index. No interest rate is payable in regard to any of these  three  equity-linked  securities held by  either of these  GVIT  Funds,  and,  accordingly,  going  forward,
     Gartmore will indicate,  as appropriate,  that the interest rate is zero in regard to these securities when disclosed under the heading  "Participation
     Notes" in the Statement of Investments.

8.   Item I:  Statements  of  Assets  &  Liabilities:  Transactions  In  Options
     Contracts Written -- J.P. Morgan GVIT Balanced Fund:

a.   In regard to the  transactions  in  options  contracts  written by the J.P.
     Morgan GVIT Balanced Fund,  please  disclose,  as of the date of the Annual
     Report (i.e., as of the period ended December 31, 2004): (i) the balance of the open  contract  -- as a separate  line item;  and (ii) the value of the premiums received from these options contracts written.

     Response: The balance of these options contracts written by the J.P. Morgan
     GVIT  Balanced  Fund  (the only GVIT  Fund  that  writes  these  contracts)
     inadvertently  were included in the balances  reported under the subheading
     "Payable for variation  margin on futures and options  contracts" under the heading  "Liabilities" in the Statement of Assets & Liabilities at page 252 for this GVIT Fund.  Going  forward,  the GVIT Funds  will  disclose  these balances under the separate subheading "Call Options Written, at fair value
     $X  (premiums  received  $Y),"  under  the  heading  "Liabilities"  in  the
     Statements of Assets & Liabilities.

b.   At page 312, in Footnote 2(g), "Summary of Significant Accounting Policies;
     Written  Options  Contracts,"  the  premium  received  balance for the J.P.
     Morgan GVIT  Balanced  Fund should  agree with the open  options  contracts written by this GVIT Fund.  Please reconcile these balances and include the appropriate chart in the footnote.

     Response:  Please note that the chart  reconciling these balances in regard to  transactions  in  options  contracts  written by the J.P.  Morgan  GVIT
     Balanced Fund is presented in this GVIT Fund's Statement of Investments, at page  163 of the  Annual  Report,  in  accordance  with the  AICPA  Audit &
     Accounting Guidelines,  at Paragraph 7.84. Currently,  the J.P. Morgan GVIT
     Balanced Fund is the only GVIT Fund that writes options contracts.

Mr. Tony Burak
November 8, 2005

9.   Item I:  Statements  of Assets &  Liabilities:  Receivable  From Adviser --
     Dreyfus  GVIT  Mid  Cap  Index  Fund:  Please  explain  what  the  $308,747
     "receivable  from  adviser"  represents  at page 253. We note that Gartmore does not appear to have  entered  into an expense  limitation  agreement in regard to this GVIT Fund.

     Response:  The $308,747  "receivable  from  adviser"  disclosed at page 253 under the heading  "Assets" in the  Statement of Assets &  Liabilities  for
     Dreyfus GVIT Mid Cap Index Fund  represents an adjustment to the management fee from this GVIT Fund's investment adviser,  Gartmore Mutual Fund Capital
     Trust.  Effective as of May 1, 2004 (and as disclosed in the April 29, 2004
     GVIT Fund  prospectus),  the Dreyfus GVIT Mid Cap Index Fund management fee was lowered from 0.50% to 0.30%. The $308,747 "receivable from adviser" was an  adjustment,  and was  reported  as a  receivable  from the GVIT  Fund's adviser,  due to an overpayment by the GVIT Fund of management  fees to the adviser  -- and was  not  due to any  expense  limitation  agreement.  This
     $308,747 adjustment  represented  approximately 0.0005% of the Dreyfus GVIT
     Mid Cap Index Fund's Total Assets of $637,174,867, as of December 31, 2004.
     The net asset value per share impact of this  adjustment  on this GVIT Fund was $0.009.

10.  Item I: Statements of Assets & Liabilities: Net Asset Value Calculations --
     Gartmore GVIT  Emerging  Markets Fund & Dreyfus  International  Value Fund:
     Please note that  Gartmore's net asset value ("NAV")  calculations  at page
     254 for the following  classes of shares for these two GVIT Funds appear to differ  from the NAV  calculations  made by the  Commission  staff.  Please explain  Gartmore's NAV  calculations for these classes of shares for these two GVIT Funds.

                                            Gartmore            Commission
                                            Per Share           Per Share
                                            NAV Calculation     NAV Calculation

         Gartmore GVIT Emerging
         Markets Fund:

                  Class III Shares:         $10.83              $10.82

         Dreyfus International
         Value Fund:

                  Class II Shares:          $15.53              $15.54
                  Class IV Shares:          $15.57              $15.58
                  Class VI Shares:          $15.55              $15.56

Mr. Tony Burak
November 8, 2005

     Response:  The  "Gartmore  Per Share  NAV  Calculation"  (hereinafter,  the
     "Gartmore  Calculation")  was the actual NAV  calculated and used by GVIT's transfer  agent to purchase or sell investor  shares and were the NAVs used
     to  calculate  GVIT  fund  performance.   The  "Commission  Per  Share  NAV
     Calculation"  (hereinafter,  the "Commission Calculation") reflects various adjustments  to the  Gartmore  Calculation  due to trade date  activity and audit adjustments.  The Commission Calculation,  thus, reflects adjustments and results in a rounding of the NAV calculation to two decimals.  The NAVs should have been adjusted in the  Statements  of Assets &  Liabilities  for these Funds, but inadvertently were omitted in the final printed version of the Annual Report.

11.  Item I: Statements of Operations:  Options Transactions -- J.P. Morgan GVIT
     Balanced  Fund:  Please state  separately  the gains and losses  recognized
     (i.e.,  realized) on the closing of open options transactions for this GVIT
     Fund.

     Response:  The net realized  gains from options  transactions  for the J.P.
     Morgan  Balanced Fund for the year ended  December 31, 2004,  were $12,497, and were deemed to be immaterial  and, thus,  were combined as a net figure that was included as part of the  $11,990,499  "net realized gains (losses)
     on investment,  futures and foreign currency  transactions" under this GVIT
     Fund's  "Statement of Operations" at page 258 of the Annual Report,  rather than stated separately,  and then netted, based on our understanding of the disclosure  requirements of Rule 4-02 of Regulation S-X and the AICPA Audit
     & Accounting Guide 7.76 (which provide that "immaterial  items" need not be disclosed  separately  and  which  permit  "insignificant  amounts"  to  be combined).

12.  Item I: Statements of Changes In Net Assets - Undistributed  Net Investment
     Income -- All GVIT Funds:  Pursuant to the  requirements of Regulation S-X, please  disclose,  in the  Statements of Changes In Net Assets for the GVIT
     Funds, the balance of undistributed net investment income as of the date of the Annual Report. Please note that the undistributed net investment income balance  amount  disclosed for a GVIT Fund in the GVIT Fund's  Statement of
     Changes In Net Assets should reconcile with the corresponding disclosure in the GVIT Fund's Statement of Assets & Liabilities.

     Response:  Going forward, we also will include the balance of undistributed net  investment  income in the  Statements of Changes In Net Assets for the
     GVIT Funds.

Mr. Tony Burak
November 8, 2005

13.  Item I: Notes To Financial  Statements:  Summary of Significant  Accounting
     Policies;   Securities  Valuation:   Note  2(a),  "Summary  of  Significant
     Accounting  Policies;   Securities  Valuation,"  in  particular  the  final
     paragraph  of this Note at page 310 of the  Annual  Report,  discusses  the valuation  of  underlying  mutual  fund shares  held by the  Gartmore  GVIT
     Investor  Destination Funds, but does not disclose the securities valuation policy for other GVIT Funds that hold mutual fund  shares  (e.g.,  the GVIT
     Small  Company  Fund).  Please  modify  the  securities   valuation  policy
     disclosure  in this Note to cover all GVIT Funds that may hold  mutual fund shares.

     Response:  GVIT Funds in addition to the GVIT  Investor  Destination  Funds invest in other mutual funds (i.e.,  "Underlying Funds"), and the shares of any  Underlying  Fund in which a GVIT Fund may invest are valued at the net asset values of the Underlying  Fund's shares as reported by the Underlying
     Fund. Accordingly,  going forward, we will revise the disclosure under Note
     2(a), "Summary of Significant Accounting Policies:  Security Valuation," in
     the Notes To Financial  Statements,  so as not to refer just to the "Shares of Underlying Funds in which the Investor  Destinations  Funds invest," but rather to refer,  as  appropriate,  to the "Shares of  Underlying  Funds in which each of the Trust's Funds invest."

14.  Item I: Notes To Financial  Statements:  Transactions  With  Affiliates  --
     Expense  Reimbursements:  Note 3, "Transactions  With Affiliates,"  recites that $66,379 in expenses  for the  Gartmore  GVIT Money Market II Fund were reimbursed,  however  the  Gartmore  GVIT  Money  Market  II  Fund  is  not
     identified  in the list of GVIT Funds with which  Gartmore has entered into
     Expense Limitation Agreements. Please explain.

     Response:  The  table  at  page  332,  under  Note  3,  "Transactions  With
     Affiliates,"  in  the  Notes  To  Financial  Statements,   that  lists  the
     cumulative  potential  reimbursements  for all  classes  of the GVIT  Funds identified  in the table  should  have  referred  to  cumulative  potential reimbursements  for expenses,  as of the year ended  December 31, 2004, for expenses  reimbursed  by Gartmore  Mutual Fund Capital Trust or by Gartmore
     Global Asset Management Trust, for the following shares:  (i) Gartmore GVIT
     Money  Market  Fund Class IV Shares (in the amount of  $116,217);  and (ii)
     Gartmore GVIT Money Market Fund II (in the amount of $66,379).  Please note that  GVIT  Money  Market  Fund II does  not  have a  designation  of share
     classes.   Going  forward,   as  applicable,   Gartmore  will  include  the
     appropriate  "Share Class"  designation for each of the Gartmore GVIT Money
     Market Funds in this table.

Mr. Tony Burak
November 8, 2005

15.  Item I: Notes To Financial  Statements:  Transactions  With  Affiliates  --
     Short-Term Trading Fees: Note 3,  "Transactions  With Affiliates,"  recites that a 1.00% short-term  trading fee (i.e., a "redemption  fee") applies to certain  transactions out of Class III shares of the GVIT Funds, but not to transactions out of Class VI shares of the GVIT Funds. The GVIT Prospectus, dated April 29, 2004,  however,  notes that 1.00%  short-term  trading fees apply to  transactions  out of Class VI  shares of the GVIT  Funds.  Please explain.

     Response:  Note 3, "Transactions With Affiliates," in the notes to the GVIT
     Fund  financial  statements  at  page  333 of  the  Annual  Report  recites incorrectly that a 1.00% redemption fee applies to certain transactions out of Class III shares of the GVIT Funds.  Note 3 should have  recited  that a
     1.00% redemption fee applies to certain  transactions out of both Class III and  Class VI  shares  of the GVIT  Funds.  This  inadvertent  mistake  was corrected in Note 3,  "Transactions  With  Affiliates," in the notes to the
     GVIT Fund financial  statements  included in the GVIT semi-annual report on
     Form N-CSR for the  semi-annual  period  ended June 30,  2005,  and,  going forward, will be reflected in future GVIT annual reports.

16.  Tandy Representations: Please include the standard Tandy Representations in your response  letter to these  Comments,  which response  letter should be submitted to the Commission via EDGAR Correspondence.

     Response: Pursuant to the request of our examiner, Tony Burak, on behalf of the U.S.  Securities and Exchange  Commission  (the  "Commission"),  and in
     connection  with  the  filing  by the  Gartmore  Variable  Insurance  Trust
     ("GVIT") of GVIT's Form N-CSR  annual  report for GVIT's  fiscal year ended
     December  31, 2004  (hereinafter,  the "Annual  Report") via EDGAR with the
     Commission on March 11, 2005, GVIT acknowledges that:

     1.   GVIT is  responsible  for the adequacy of the disclosure in the Annual
          Report;

     2.   Commission Staff comments on the Annual Report,  as filed on March 11,
          2005,  or responses to Staff  comments  thereto,  do not foreclose the
          Commission  from taking any action with respect to the Annual  Report;
          and

     3.   GVIT may not  assert  Commission  Staff  comments  as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In  addition,   GVIT  acknowledges   that  the  Commission's   Division  of
     Enforcement has access to all information that we have provided to the

Mr. Tony Burak
November 8, 2005

     Commission  Staff in the  Staff's  review of, or in response to the Staff's comments on, the Annual Report.

                                    * * * * *

     Should  you have any  questions  or wish to  discuss  the above  responses, please do not hesitate to contact me at (484) 530-1529.

                                            Very truly yours,

                                            /s/Gerald J. Holland
                                            Gerald J. Holland
                                            Treasurer & Chief Financial Officer
                                            Gartmore Variable Insurance Trust